UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 30, 2024

POWERFLEET, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39080	83-4366463
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

123 Tice Boulevard, Woodcliff Lake, New Jersey	07677
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (201) 996-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PWFL	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed in the Current Report on Form 8-K filed on October 10, 2023, PowerFleet, Inc., a Delaware corporation (the “Company”), entered into an Implementation Agreement (the “Agreement”), by and among the Company, MiX Telematics Limited, a public company incorporated under the laws of the Republic of South Africa (“MiX Telematics”), and Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and a wholly owned subsidiary of the Company (“Powerfleet Sub”), pursuant to which, subject to the terms and conditions thereof, Powerfleet Sub will acquire all of the issued ordinary shares of Mix Telematics, no par value (“MiX Ordinary Shares”), including the MiX Ordinary Shares represented by Mix Telematics’ American Depositary Shares (“MiX ADSs”), through the implementation of a scheme of arrangement (the “Scheme”) in accordance with Sections 114 and 115 of the South African Companies Act, No. 71 of 2008, as amended (the “Companies Act”), in exchange for shares of common stock, par value $0.01 per share, of the Company. As a result of the transactions, including the Scheme, contemplated by the Agreement (the “Transactions”), MiX Telematics will become an indirect, wholly owned subsidiary of the Company.

On January 30, 2024, the Company and MiX Telematics issued a press release announcing the shareholders meetings to vote on the Transactions and a submission to the Johannesburg Stock Exchange (the “JSE”) providing an update regarding the issue of documentation in respect of the Transactions. The full text of the press release and the submission to the JSE, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, are incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed Transactions, the Company filed, and the Securities and Exchange Commission (the “SEC”) declared effective on January 24, 2024, a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of the Company and MiX Telematics and that also constitutes a prospectus of the Company. The Company and MiX Telematics commenced the mailing of the joint proxy statement/prospectus on January 29, 2024. Each of the Company and MiX Telematics may also file other relevant documents with the SEC regarding the proposed Transactions. This report is not a substitute for the definitive joint proxy statement/prospectus or any other document that the Company or MiX Telematics may file with the SEC. If you hold MiX Ordinary Shares through an intermediary such as a broker/dealer or clearing agency, or if you hold MiX ADSs, you should consult with your intermediary or The Bank of New York Mellon, the depositary for the MiX ADSs, as applicable, about how to obtain information on the MiX Telematics shareholder meeting. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH, OR FURNISHED TO, THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Investors and shareholders can obtain free copies of these documents and other documents containing important information through the website maintained by the SEC at www.sec.gov. The Company and MiX Telematics make available copies of materials they file with, or furnish to, the SEC free of charge at https://ir.powerfleet.com and https://investor.mixtelematics.com, respectively.

No Offer or Solicitation

This report shall not constitute an offer to buy or sell any securities, or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, MiX Telematics and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and MiX Telematics in connection with the Transactions. Securityholders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023, its amended Annual Report on Form 10-K/A for the year ended December 31, 2022, which was filed with the SEC on May 1, 2023, and its definitive proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on June 21, 2023. Securityholders may obtain information regarding the names, affiliations and interests of MiX Telematics’ directors and executive officers in its Annual Report on Form 10-K for the year ended March 31, 2023, which was filed with the SEC on June 22, 2023, and its definitive proxy statement for its 2023 annual general meeting of shareholders, which was filed with the SEC on July 28, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in other relevant materials to be filed with the SEC regarding the Transactions when such materials become available. Investors should read such materials carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or MiX Telematics using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of federal securities laws. The Company’s, MiX Telematics’ and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the parties’ expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. Most of these factors are outside the parties’ control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to, risks related to: (i) the completion of the Transactions in the anticipated timeframe or at all; (ii) the satisfaction of the closing conditions to the Transactions including, but not limited to the ability to obtain approval of the stockholders of the Company and shareholders of MiX Telematics and the ability to obtain financing; (iii) the failure to obtain necessary regulatory approvals; (iv) the ability to realize the anticipated benefits of the Transactions; (v) the ability to successfully integrate the businesses; (vi) disruption from the Transactions making it more difficult to maintain business and operational relationships; (vii) the negative effects of the announcement of the Transactions or the consummation of the Transactions on the market price of MiX Telematics’ or the Company’s securities; (viii) significant transaction costs and unknown liabilities; (ix) litigation or regulatory actions related to the Transactions; and (x) such other factors as are set forth in the periodic reports filed by MiX Telematics and the Company with the SEC, including but not limited to those described under the heading “Risk Factors” in their annual reports on Form 10-K, quarterly reports on Form 10-Q and any other filings made with the SEC from time to time, which are available via the SEC’s website at https://www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

The forward-looking statements included in this report are made only as of the date of this report, and except as otherwise required by applicable securities law, neither MiX Telematics nor the Company assumes any obligation, nor do they intend to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press release, dated January 30, 2024.
99.2	Submission to the Johannesburg Stock Exchange - MiX Telematics Limited transaction update and issue of documentation in respect of the proposed transaction between MiX Telematics Limited and PowerFleet, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERFLEET, INC.

	By:	/s/ David Wilson
	Name:	David Wilson
	Title:	Chief Financial Officer

Date: January 30, 2024